UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Evofem Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30048L104

(CUSIP Number)

Christopher Stone

PDL BioPharma, Inc.

932 Southwood Boulevard

Incline Village, NV 89451

(775) 832-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30048L104	13D	Page 1 of 3 Pages

1.	Names of Reporting Person: PDL BioPharma, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 3,333,334
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,333,334
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,333,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.3%
14.	Type of Reporting Person: CO

CUSIP No. 30048L104	13D	Page 2 of 3 Pages

This Amendment No. 4 (“Amendment No. 4”) is filed by PDL BioPharma, Inc. (the “Reporting Person”) to amend and supplement the Schedule 13D originally filed on April 18, 2019 (as amended to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Evofem BioSciences, Inc., a Delaware corporation (the “Issuer”).

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 21, 2020, as part of pro rata common stock dividend to its stockholders of record as of the close of business on May 15, 2020, the Reporting Person distributed 13,333,334 shares of the Issuer’s Common Stock. No fractional shares of the Issuer’s Common Stock were distributed; instead, the Reporting Person’s stockholders received cash in lieu of any fraction of a share of the Issuer’s Common Stock that they otherwise would have received.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is amended and restated in its entirety as follows:

(a) The Reporting Person is the record holder of, and has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 3,333,334 shares of Common Stock subject to warrants that are fully exercisable (the “Warrants”). This ownership represents 6.3% of the Issuer’s Common Stock outstanding, based on 49,722,668 shares of Common Stock outstanding as of April 30, 2020 and assuming the exercise of the Warrants.

(b) The Reporting Person is a publicly traded company with common stock listed on the Nasdaq stock market. The Reporting Person is the direct beneficial owner of 3,333,334 shares of Common Stock subject to the Warrants, with respect to which it has sole voting and dispositive power.

(c) Except as set forth in Item 4, above, during the past 60 days neither the Reporting Person nor any Related Person has effected any transactions in the Issuer’s Common Stock.

CUSIP No. 30048L104	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2020	PDL BioPharma, Inc.

/s/ Dominique Monnet
	By:	Dominique Monnet
	Its:	President and Chief Executive Officer